Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES—CONSOLIDATED

	For the Twelve Months Ended September 30,
(Dollars in thousands)	2006	2005	2004	2003	2002
FIXED CHARGES:
Real estate
Interest and debt expense	$56,097	$51,645	$46,503	$58,645	$48,970
Ground rent	480	—	—	—	—

Total fixed charges for ratio—real estate	56,577	51,645	46,503	58,645	48,970
Banking
Preference security dividend requirements of consolidated subsidiary	15,385	15,385	15,385	27,989	15,000
Interest expense	388,291	318,171	207,193	163,022	205,479

Total fixed charges for ratio—total company	$460,253	$385,201	$269,081	$249,656	$269,449

EARNINGS:
Operating income—total company	$108,306	$136,773	$182,327	$208,567	$132,545
Equity in earnings of unconsolidated entities	(12,540)	(10,051)	(8,246)	(7,788)	(7,248)
Distributions from unconsolidated entities	16,179	14,821	13,272	12,550	12,048
Capitalized interest	(2,054)	(1,129)	—	—	—
Preference security dividend requirements of consolidated subsidiary	(15,385)	(15,385)	(15,385)	(27,989)	(15,000)

	94,506	125,029	171,968	185,340	122,345
Total fixed charges for ratio—total company	460,253	385,201	269,081	249,656	269,449

Total earnings for ratio	$554,759	$510,230	$441,049	$434,996	$391,794

RATIO OF EARNINGS TO FIXED CHARGES	1.21 x	1.33 x	1.64 x	1.74 x	1.45 x

Excess of available earnings over fixed charges	$94,506	$125,029	$171,968	$185,340	$122,345